

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-Mail
Jeffrey K. Ellis
Chief Financial Officer
Tower Park Marina Investors, L.P.
16633 Ventura Boulevard, 6th Floor
Encino, California 91436

> **Re: Tower Park Marina Investors, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 16, 2011**
> **File No. 000-17672**

Dear Mr. Ellis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010 filed March 30, 2011

General, page 1

1. We note your response to comment 1 of our letter dated August 30, 2011 and we reissue in part our prior comment. Please tell us whether you amended the Partnership Agreement in light of the sale of your property. If so, please file the amended agreement as an exhibit in accordance with Item 601 of Regulation S-K. If you did not amend the agreement, please advise us of the legal status of your partnership.

Exhibits

2. We note your response to comment 1 of our letter dated August 30, 2011 and we reissue in part our prior comment. Please tell us whether you amended the Partnership Agreement in light of the sale of your property. If so, please file the amended agreement as an exhibit in accordance with Item 601 of Regulation S-K. If you did not amend the agreement, please advise us of the legal status of your partnership.

Exhibit 31.1 Certification

3. We note your response to comment seven of our letter dated August 30, 2011. We remain of the view that you should file an amendment to include the required language. As previously indicated, to the extent that this is the only revision made to your filing, you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

Forms 10-Q for the Quarterly Periods Ended March 31, 2011 and June 30, 2011

Exhibit 31.1 Certification

4. We note your response to comment eight of our letter dated August 30, 2011. We remain of the view that you should file amendments to include the required language. As previously indicated, to the extent that this is the only revision made to your filings, you may provide abbreviated amendments that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Thomas Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief